Item 1.

Security and Issuer

The statement relates to the Common Stock of Reliance Steel & Aluminum Co. (“Reliancc” or the “Company”), no par value per share. Reliance is incorporated in the State of California. The principal executive offices of Reliance are located at 350 So. Grand Avenue ( Suite 5100 ); Los Angeles, CA 90071.

Item 2.

Identity and Background

(a) Name: Thomas W. Gimbel, Trustee of Florence A. Neilan Trust dated August 1 2006.

(b) Address: 2670 Lorain Road; San Marino , CA 91108.

(c) Present principal occupation or employment: Private investor.

(d) Criminal conviction: During the last 5 years, Mr. Gimbel has not been a party to a civil proceeding of a judicial or administravive body of competent jurisdiction, and therefore was not, and is not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Court or administrative proceedings: During the past five years, Mr. Gimbel has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and, therefore was not, and is not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States.

Item 3.

Source and Amount of Funds or Other Consideration

The securities referenced in Item 1 are shares of the capital stock of Reliance Steel & Aluminum Co. Most of the shares reported in this filing (8,396,180) are held by the Florence A. Neilan Trust dated August 1 2006 for the pecuniary interest of Florence A. Neilan. These shares were originally acquired by Ms. Neilan through inheritance in 1961 when the Company was privately-held. On August 1, 2006, Ms. Neilan’s holdings in the Company were transferred to a living revocable trust as part of Ms. Neilan’s estate plan. No consideration was paid for the shares. The remainder of the shares (683,936) reported on this Schedule 13D are owned by Mr. Gimbel (662,736) or are held as Trustee of his minor children’s trusts (21,200). Such shares were acquired by gift or inheritance, and no consideration was paid therefor.

Item 4.

Purpose of the Transaction

Ms. Neilan transferred her holdings in Reliance to a living revocable trust on August 1, 2006 for estate planning purposes. Such shares have been long held by Ms. Neilan for investment purposes. The Trust currently intends to hold those shares for investment purposes. The Trustee, Thomas W. Gimbel, is a Director of the Company. Mr. Gimbel intends to periodically review the Trust’s investment in the Company and take actions that he deems appropriate to the interests of the Trust in light of circumstances impacting the Company and/or the Trust.

          Other than as set forth herein, neither Mr. Gimbel, as Trustee of the Trust, nor the Trust currently has any plan or proposal which relates to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company’s business or corporate structure;

          (g) Changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

Item 5.

Interest in Securities of Issuer

(a) Ms. Neilan retains the pecuniary and beneficial interest in the 8,396,180 shares (11.1% of Company Common) that are held in the Florence A. Neilan Trust dated August 1 2006. Mr. Gimbel holds the pecuniary and beneficial interest in his 662,736 shares (0.9% of Company Common) while his children hold the pecuniary and beneficial interest in the 21,200 shares held in their trusts.

(b) (i) Because the Florence A. Neilan Trust dated August 1 2006 is a revocable trust, Mr. Gimbel has shared voting power to vote or to direct the vote and shared power to dispose or to direct the disposition of 8,396,180 shares with Ms. Neilan, the Trustor. The Item 2 information for Ms. Neilan is as follows:

(a) Name: Florence A. Neilan

(b) Address: 2888 Bayshore Drive; Newport Beach, CA 92663

(c) Present principal occupation or employment: None

(d) Criminal conviction: During the past five years, Ms. Neilan has not been a party to a civil proceeding of a judicial or administravive body of competent jurisdiction, and therefore was not, and is not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Court or administrative proceedings: During the past five years, Ms. Neilan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and therefore was not, and is not, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship: United States

(ii) With respect to the remaining 683,936 shares, Mr. Gimbel has the sole power to vote or to direct the vote and to dispose or to direct the disposition of such shares of Reliance reported on this Schedule 13D.

(c) Mr. Gimbel has not acquired or disposed of any shares of the Company’s Common Stock during the past 60 days. In addition to his holdings described in Item 3, Mr. Gimbel also holds options to purchase 13,500 shares of the Company’s Common Stock at various exercise prices.

(d) The Trustor of the Trust, Ms. Neilan, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Common Stock held in the Trust.

(e) Thomas Gimbel does not have, nor has he ever had, pecuniary interest in the Company stock held in the Florence A. Neilan Trust dated August 1 2006.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Thomas W. Gimbel is the Trustee under the Trust Agreement of the Florence A. Neilan Trust dated August 1 2006, and is the nephew of Ms. Neilan, who is the Trustor of same Trust.

Other than as described in Items 2 through 5 as well as the previous paragraph of Item 6, to the best knowledge of Mr. Gimbel, there are no contracts, agreements, understandings or relationships (legal or otherwise) among the persons or entities listed in Item 2 and between such persons or entities and any person or entity with respect to any securities of the Issuer.

Item 7.

Material to be Filed as Exhibits

No exhibits are included.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2006	By: /s/ Thomas W. Gimbel _ Thomas W. Gimbel, Trustee